07027008

Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2007

6th September 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

SUPPL

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No.82-34893

Please find enclosed the copy of disclosures made to Indian Stock Exchanges / Regulatory Authorities pursuant to the provisions of the listing agreement entered by the company with the Indian Stock Exchanges.

Kindly acknowledge receipt,

PROCESSED
OCT 03 2007
THOMSON
FINANCIAL

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY

IS/ISO 9001 : 2000

DR PRATHAP.C. REDDY

No: 19, Bishop Garden
Raja Annamalai Puram
Chennai 600 028.

To

The Company Secretary
Apollo Hospitals Enterprise Limited
No.19. Bishop Gardens
Raja Annamalipuram
Chennai 600 028.

Dear Sir,

Sub: Disclosure Under Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Please find enclosed the disclosure in terms of Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997 in respect of shares held by us as promoters/persons acting in concert as on record date (ie., 11th August 2007).

Kindly take note of the same.

Thanking you,

Yours faithfully,

For & On behalf of Promoters

DR. PRATHAP C REDDY
Promoter

Encl: a/a

Disclosure of Shareholding to Target Company in Terms of Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

1	Name of Target Company	Apollo Hospitals Enterprise Ltd.	
2	Particulars of the shareholder (c) Name of person holding more than 15% shares or voting rights. OR (b) Name of Promoter or every person having control over a company and also names of persons acting in concert with him	Not Applicable Annexure Enclosed	
3	Particulars of the Shareholding	Number of shares	% of shares / voting rights to Paid up Capital of Target Company
(i)	Shareholding / voting rights of persons mentioned at (a) above as on 31st March 2007.	Not Applicable	Not Applicable
(ii)	Shareholding or voting rights held by persons mentioned at (b) above as on record date (11th August 2007) in accordance with the Regulations.	16,118,831	31.21%

DR. PRATHAP C REDDY

Place : Chennai

Date : 28th August 2007

Sl. No.	Names	Share Holding as on 11-Aug-2007	% of Capital
1	Dr. Prathap C Reddy	1,205,493	2.33
2	Ms. Sucharitha Reddy	1,470,837	2.85
3	Ms. Preetha Reddy	732,270	1.42
4	Ms. Suneeta Reddy	601,795	1.17
5	Ms. Shobana Kamineni	1,144,976	2.22
6	Ms. Sangita Reddy	1,286,254	2.49
7	Mr. Karthik Anand	110,300	0.21
8	Mr. Harshad Reddy	105,100	0.20
9	Ms. Sindhoori Reddy	258,200	0.50
10	Mr. Adithya Reddy	105,100	0.20
11	Ms. Upsana Kamineni	133,638	0.26
12	Mr. Puvansh Kamineni	106,100	0.21
13	Ms. Anushpala Kamineni	129,587	0.25
14	Mr. Anandith Reddy	115,100	0.22
15	Mr. Viswajith Reddy	111,150	0.22
16	Mr. Viraj Madhavan Reddy	84,112	0.16
17	Mr. P. Obul Reddy	9,000	0.02
18	Mr. P. Vijayakumar Reddy	666	0.00
19	Mr.Vishweshwar Reddy	788,710	1.53
20	Mr. Anil Khamineni	10	0.00
21	M/s. PCR Investments Ltd	7,599,233	14.72
22	M/s. Obul Reddy Invst (P) Ltd	5,600	0.01
23	M/s. Apollo Health Association	15,600	0.03
	Total	**16,118,831**	**31.21**

DR. PRATHAP C REDDY

.osure for informing details of share holding {obtained u/r 8(1) & 8(2) from acquirer(s) by target/reporting Company to Stock Exchanges, in terms of Regulation 8(3) of SEBI (Substantial Acquisition of es & Takeovers) Regulations 1997

Name of the Reporting Company	**Apollo Hospitals Enterprise Limited**
Date of Reporting	**6th September 2007**
e of the Stock Exchanges where shares of reporting company are listed	(1) Bombay Stock Exchange Ltd (2) National Stock Exchange of India Ltd, Mumbai / Chennai

ıformation about persons holding more than 15% shares or voting rights (VRs) in terms of Reg.8(1)

e of persons holding more than 15% ɜs or voting rights.	Details of shareholding/voting rights (in Number and %) of persons mentioned at (A) as informed u/r 8(1) to target company											
Names	As on March 31 Current year (2007)		As on March 31 Previous year (2006)		Changes if any between (A) & (B)		As on record date for dividend Current year (2007)		As on record date for dividend Previous year (2006)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
Nil	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

ɜ: During the Financial Year 2006-2007, the paid-up capital of the company has been increased from Rs. 50,59,86,180 to 51,63,85,830

APOLLO HOSPITALS ENTERPRISE LTD. CHENNAI

ıformation about Promoter(s) or every person having control over a Company and also persons acting in concert with him in terms of Reg.8(2)

ɜ of Promoter(s) or every person(s) ıg control over a company and ɔns acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).											
Names	As on March 31 Current year (2007)		As on March 31 Previous year (2006)		Changes if any between (A) & (B)		As on record date for dividend Current year (2007)		As on record date for dividend Previous year (2006)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
As per Annexure												
Total No. of Shares	16,076,581	31.13	14,255,772	28.17	1,820,809	2.96	16,118,831	31.21	14,368,358	28.40	1,750,473	2.82

ɛ: During the Financial Year 2006-2007, the paid-up capital of the company has been increased from Rs. 50,59,86,180 to 51,63,85,830 upon conversion of 10,39,965 share warrants into equity allotted to certain ıoters on 22-Nov-2006.

ature of the Authorised Signatory : [signature]

S. K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
& COMPANY SECRETARY

e : CHENNAI
ɛ : 6th September 2007

ıformation about Promoter(s) or every person having control over a Company and also persons acting in concert with him in terms of Reg.8(2)

ɘ of Promoter(s) or every person(s) ıg control over a company and ɔns acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).											
Names	As on March 31 Current year (2007)		As on March 31 Previous year (2006)		Changes if any between (A) & (B)		As on record date for dividend Current year (2007)		As on record date for dividend Previous year (2006)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
'rathap C Reddy	1,405,493	2.72	1,464,593	2.89	-59,100	-0.17	1,205,493	2.33	1,464,593	2.89	-259,100	-0.56
;ucharitha Reddy	1,670,837	3.24	1,729,937	3.42	-59,100	-0.18	1,470,837	2.85	1,729,937	3.42	-259,100	-0.57
'reetha Reddy	732,270	1.42	724,670	1.43	7,600	-0.01	732,270	1.42	725,125	1.43	7,145	-0.02
;uneeta Reddy	401,795	0.78	396,795	0.78	5,000	-0.01	601,795	1.17	396,795	0.78	205,000	0.38
;hobana Kamineni	1,094,976	2.12	1,089,976	2.15	5,000	-0.03	1,144,976	2.22	1,089,976	2.15	55,000	0.06
;angita Reddy	1,286,254	2.49	1,281,254	2.53	5,000	-0.04	1,286,254	2.49	1,281,254	2.53	5,000	-0.04
(arthik Anand	110,300	0.21	110,300	0.22	0	0.00	110,300	0.21	110,300	0.22	0	0.00
Harshad Reddy	105,100	0.20	105,100	0.21	0	0.00	105,100	0.20	105,100	0.21	0	0.00
;indhoori Reddy	258,200	0.50	130,000	0.26	128,200	0.24	258,200	0.50	130,000	0.26	128,200	0.24
\dithya Reddy	105,100	0.20	105,100	0.21	0	0.00	105,100	0.20	105,100	0.21	0	0.00
Jpsana Kamineni	133,638	0.26	133,638	0.26	0	0.00	133,638	0.26	133,638	0.26	0	0.00
'uvansh Kamineni	106,100	0.21	106,100	0.21	0	0.00	106,100	0.21	106,100	0.21	0	0.00
\nushpala Kamineni	129,587	0.25	129,587	0.26	0	0.00	129,587	0.25	129,587	0.26	0	0.00
Anandith Reddy	115,100	0.22	115,100	0.23	0	0.00	115,100	0.22	115,100	0.23	0	0.00
/iswajith Reddy	111,150	0.22	111,150	0.22	0	0.00	111,150	0.22	111,150	0.22	0	0.00
/iraj Madhavan Reddy	84,112	0.16	84,112	0.17	0	0.00	84,112	0.16	84,112	0.17	0	0.00
'. Obul Reddy	9,000	0.02	5,000	0.01	4,000	0.01	9,000	0.02	5,000	0.01	4,000	0.01
'. Vijayakumar Reddy	666	0.00	666	0.00	0	0.00	666	0.00	666	0.00	0	0.00
'ishweshwar Reddy	788,710	1.53	788,710	1.56	0	0.00	788,710	1.53	788,710	1.56	0	0.00
Anil Khamineni	10	0.00	10	0.00	0	0.00	10	0.00	10	0.00	0	0.00
PCR Investments Ltd	7,406,983	14.34	5,622,774	11.11	1,784,209	3.23	7,599,233	14.72	5,734,905	11.33	1,864,328	3.38
Obul Reddy Invst (P) Ltd	5,600	0.01	5,600	0.01	0	0.00	5,600	0.01	5,600	0.01	0	0.00
Apollo Health Association	15,600	0.03	15,600	0.03	0	0.00	15,600	0.03	15,600	0.03	0	0.00
al	**16,076,581**	31.13	**14,255,772**	28.17	**1,820,809**	2.96	**16,118,831**	31.21	**14,368,358**	28.40	**1,750,473**	2.82

ɜ: During the Financial Year 2006-2007, the paid-up capital of the company has been increased from Rs. 50,59,86,180 to 51,63,85,830 upon conversion of 10,39,965 share warrants into equity allotted to certain noters on 22-Nov-2006.

APOLLO HOSPITALS ENTERPRISE LTD. CHE

END